FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

NOTICE OF ANNUAL GENERAL MEETING ROYAL DUTCH SHELL PLC

Circustheater, Circusstraat 4,

2586 CW The Hague, The Netherlands

Tuesday May 23, 2017 at 10:00 (Dutch time)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Royal Dutch Shell plc

SEE INSIDE FOR INFORMATION ABOUT THE SHAREHOLDER PRESENTATION IN LONDON

CONTENTS

03 CHAIR'S LETTER

04 NOTICE OF ANNUAL GENERAL MEETING

06 SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

07 DIRECTORS' RESPONSE TO SHAREHOLDER RESOLUTION

09 EXPLANATORY NOTES ON RESOLUTIONS

11 DIRECTORS' BIOGRAPHIES

15 SHAREHOLDER NOTES

18 ATTENDANCE ARRANGEMENTS

19 SHAREHOLDER PRESENTATION, LONDON

AVAILABILITY OF DOCUMENTS

The Company's Annual Report and Form 20-F for the year ended December 31, 2016 can be found at www.shell.com/annualreport. The 2017 Notice of Annual General Meeting can be found at www.shell.com/agm.

If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following:

United Kingdom +44 (0)121 415 7073
USA +1 888 301 0504

E-COMMUNICATION

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company's Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

EQUINITI

Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073

ROYAL DUTCH SHELL PLC

Registered in England and Wales, Company number 4366849
Registered office: Shell Centre, London, SE1 7NA, United Kingdom
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands
Registered with the Dutch Trade Register under number 34179503

SPECIFICATIONS

The paper used for this document is Satimat Green, an FSC®-certified paper, produced from 60% FSC-certified recycled fibre and 40% FSC-certified virgin fibre. All virgin fibres are ECF bleached, without using chlorine gas. The inks used are vegetable oil based.

Designed by Conran Design Group
Printed by Tuijtel under ISO 14001

CHAIR'S LETTER



SHAREHOLDER PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 25, 2017 – two days after the AGM – at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom. The presentation is not part of the AGM; it is a separate meeting and, while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company's progress and ask questions in person. Chad Holliday, Chair, will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary.

Further details can be found on page 19.

AGM WEBCAST

Shareholders unable to attend the AGM in person can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell.com/agm/webcast and follow the online instructions.

Further details can be found on page 16.

Dear Shareholder,

I am pleased to invite you to the Company's Annual General Meeting ("AGM") which will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 23, 2017.

As last year, we have separately arranged a presentation in London two days after the AGM. The presentation is not part of the AGM; it is a separate meeting and while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company's progress and ask questions in person. I will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, our recently appointed Chief Financial Officer and Linda Szymanski, our Company Secretary.

BUSINESS OF THE AGM

The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. The business is mainly of a routine nature for a listed company and your Board recommends that you vote **in favour** of Resolutions 1 to 20. However, we have received a shareholder resolution pursuant to Section 338 of the Companies Act 2006 and your Board recommends that you vote **against** this resolution (Resolution 21) for the reasons set out on pages 7 and 8.

The AGM will be conducted in English although there will be Dutch translation facilities available.

DIRECTORS

In line with the UK Corporate Governance Code, all Directors will retire at the 2017 AGM and seek reappointment by shareholders, except for Simon Henry who stands down as a Director of the Company on March 9, 2017 and Patricia Woertz who stands down as a Director of the Company at the close of business of the AGM. Simon Henry has been with Shell for over 30 years and was appointed Chief Financial Officer of the Company in May 2009, responsible for strategy, planning and information technology, as well as the Company's financial activities. He has served the Company with distinction and I would like to thank him for his enormous contribution to Shell. Simon is succeeded by Jessica Uhl who seeks reappointment as a Director of the Company at the AGM. Patricia Woertz, appointed a Non-executive Director of the Company in 2014, has notified the Company of her intention to retire and not seek reappointment at the AGM and I would like to take this opportunity to thank her for her commitment and valuable contribution to the Board, the Corporate and Social Responsibility Committee and the Remuneration Committee over the last three years.

Shareholders will also be asked to vote on the appointment of Catherine Hughes and Roberto Setubal as Directors of the Company with effect from June 1, 2017 and October 1, 2017 respectively. We are delighted that two such distinguished international business leaders have agreed to join us and I believe they will bring valuable experience to our Board.

I believe that each of the appointments and reappointments proposed in Resolutions 4 to 15 are in the best interests of the Company. The biographical details of each Director are given on pages 11 to 14 and I hope you will vote in support of these resolutions.

QUESTION AND ANSWER SESSION

The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chair of the AGM, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak.

VOTING

All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. If you are not able to come to the AGM in person, I would urge you to vote by following the guidance notes on pages 15 to 17.

Yours faithfully,

Chad Holliday
Chair
March 8, 2017

NOTICE OF ANNUAL GENERAL MEETING 2017 **CHAIR'S LETTER** 3

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of Royal Dutch Shell plc (the "Company") will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 23, 2017, for the purposes of considering the following business.

Resolutions numbered 1 to 18 are being proposed as ordinary resolutions and those numbered 19 to 21 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes cast must be in favour.

RESOLUTION 1
That the Company's annual accounts for the financial year ended December 31, 2016, together with the Directors' report and the Auditor's report on those accounts, be received.

RESOLUTION 2
That the Directors' Remuneration Policy, set out on pages 96 to 103 of the Directors' Remuneration Report, be approved.

RESOLUTION 3
That the Directors' Remuneration Report, excluding the Directors' Remuneration Policy set out on pages 96 to 103 of the Directors' Remuneration Report, for the year ended December 31, 2016, be approved.

RESOLUTION 4
That Catherine Hughes be appointed as a Director of the Company with effect from June 1, 2017.

RESOLUTION 5
That Roberto Setubal be appointed as a Director of the Company with effect from October 1, 2017.

RESOLUTION 6
That Ben van Beurden be reappointed as a Director of the Company.

RESOLUTION 7
That Guy Elliott be reappointed as a Director of the Company.

RESOLUTION 8
That Euleen Goh be reappointed as a Director of the Company.

RESOLUTION 9
That Charles O. Holliday be reappointed as a Director of the Company.

RESOLUTION 10
That Gerard Kleisterlee be reappointed as a Director of the Company.

RESOLUTION 11
That Sir Nigel Sheinwald be reappointed as a Director of the Company.

RESOLUTION 12
That Linda G. Stuntz be reappointed as a Director of the Company.

RESOLUTION 13
That Jessica Uhl be reappointed as a Director of the Company.

RESOLUTION 14
That Hans Wijers be reappointed as a Director of the Company.

RESOLUTION 15
That Gerrit Zalm be reappointed as a Director of the Company.

RESOLUTION 16
That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company.

RESOLUTION 17
That the Audit Committee of the Board be authorised to determine the remuneration of the Auditor for 2017.

RESOLUTION 18
That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €190 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 23, 2018, and the end of the next AGM of the Company (unless previously renewed, revoked or varied by the Company in general meeting) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

RESOLUTION 19
That if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)
to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

4 **NOTICE OF ANNUAL GENERAL MEETING** NOTICE OF ANNUAL GENERAL MEETING 2017

(ii) to holders of other equity securities, as required by RESOLUTION 21 – the rights of those securities or, as the Board otherwise SHAREHOLDER RESOLUTION considers necessary, The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the and so that the Board may impose any limits or restrictions resolution set forth on page 6 and incorporated herein and make any arrangements which it considers necessary by way of reference at the Company’s 2017 AGM. or appropriate to deal with treasury shares, fractional The resolution has been requisitioned by a group of entitlements, record dates, or legal or practical problems shareholders and should be read together with their arising in any overseas territory, the requirements of any statement in support of their proposed resolution, also set regulatory body or stock exchange or any other matter forth on page 6, as it provides more detail on the breadth whatsoever; and of actions such resolution would require of the Company.

(B) Your Directors consider that Resolution 21 is not in the to the allotment of equity securities or sale of treasury best interests of the Company and its shareholders as shares (otherwise than under paragraph (A) above) up a whole and unanimously recommend that you vote to a nominal amount of €28 million, against Resolution 21 given its detrimental impact on the Company as fully explained on pages 7 and 8. such power to apply until the earlier of the close of business on August 23, 2018, and the end of the next AGM of the Company but, in each case, prior to its expiry the Company may make offers, and enter into agreements, By order of the Board which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power Linda M. Szymanski expires and the Board may allot equity securities (and sell Company Secretary treasury shares) under any such offer or agreement as if the March 8, 2017 power had not expired.

RESOLUTION 20

That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited:

(A) to a maximum number of 817 million ordinary shares;

(B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of:

(i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case, exclusive of expenses;

such authority to apply until the earlier of the close of business on August 23, 2018, and the end of the next AGM of the Company but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended.

NOTICE OF ANNUAL GENERAL MEETING 2017 NOTICE OF ANNUAL GENERAL MEETING 5

SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

Shareholder resolution

Shareholders support Shell to take leadership in the energy transition to a net-zero-emission energy system. Therefore, shareholders request Shell to set and publish targets for reducing greenhouse gas (GHG) emissions that are aligned with the goal of the Paris Climate Agreement to limit global warming to well below 2°C.

These GHG emission reduction targets need to cover Shell's operations as well as the usage of its products (scope 1, 2, and 3), they need to include medium-term (2030) and long-term (2050) deadlines, and they need to be company-wide, quantitative, and reviewed regularly.

Shareholders request that annual reporting include further information about plans and progress to achieve these targets.

Supporting Statement

This shareholder resolution is intended to express shareholder support for a course towards a net-zero-emission energy system. The why of a course towards a net-zero-emission energy system is clear: increasing costs of the extraction of fossil fuels, decreasing costs of generating renewable energy, and the global political pledge to stop global warming. The *how* and the *what* are up to the management of Shell. It is up to them to set GHG emission reduction targets and to develop activities to attain these targets. This supporting statement serves to offer rationale, elaborate on transparency, and recommend metrics to align these targets with the Paris Climate Agreement.

Context

- In Paris, in December 2015, during the twenty-first Conference of the Parties (COP21), representatives of 195 countries reaffirmed the goal of limiting global temperature increase to well below 2°C above pre-industrial levels and agreed to pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. COP21 also agreed to aim for a global net-zero-emission energy system.

- In May 2015, by means of a shareholder resolution submitted by the Aiming for A investor coalition, shareholders directed that annual reporting will include information relating to climate change, such as emissions management, asset portfolio resilience, and investment strategies. Setting further targets on scopes 1, 2, and 3 is the next step.

- Major institutional investors have announced that they will drastically cut the carbon footprint of their investment portfolios with the aim of reducing the climate risks in them.

Transparency

We the shareholders request that the company publish company-wide greenhouse gas (GHG) emission reduction targets according to the following 3 scopes:

- Scope 1: direct emissions from the facilities under Shell's operational control or the equity boundary.

- Scope 2: indirect emissions from the facilities of others that provide electricity or heat and steam to Shell's operations, and

- Scope 3: emissions that Shell estimates come from the use of Shell's refinery products and natural gas products.

In order to align its emission reduction targets with a well-below-2°C pathway, we request the company to base these targets on tangible metrics such as the Intended Nationally Determined Contributions (INDCs), or to use any other metrics the company finds practical to align its targets with a well-below-2°C pathway. For example, the INDC of Europe calls for 40% emission reduction by 2030 and 80-95% by 2050, relative to 1990 levels. While the combined INDCs are not enough to get on a well-below-2°C pathway, these commitments may be "ratcheted" up. The company could use metrics of the Intergovernmental Panel on Climate Change (IPCC) as well. For example, to limit global warming to well below 2°C, the IPCC estimates that 40-70% reduction in GHG emissions globally is needed by 2050, relative to 2010 levels. In the light of changing technological drive, scientific progress, and incrementally rising policy commitments, Shell should review its GHG emission reduction targets regularly.

Risks

If actions to get on a well-below-2°C pathway are taken too slowly, this may lead to abrupt adjustments, resulting in costly shocks. An orderly transition should start with the expression of clear medium- and long-term targets. We fully realize that these targets will be just dots on the horizon and that the road leading there has to be discovered, but the longer the company waits, the harder it will be to attain the well-below-2°C pathway and the more disruptive the transition will be.

The political pledge to limit climate change to well below 2°C, the resulting future legislation, and the decreasing costs of renewable energy add to the risk that capital expenditures in fossil fuel projects will become stranded assets.

Opportunities

Taking leadership in the global energy transition could increase the brand value of Shell. The company could distinguish itself from its competitors if customers knew that part of the profits from fossil fuels would be invested in energy sources that limit global warming.

Shell is accustomed to exploring for oil and gas resources. We encourage the company to explore new business models. Some investments will turn out to be profitable; some not, as is the case in the exploration for oil and gas. Shell's financial results greatly depend on the price of oil. Diversification of the energy system could turn out to be an opportunity to decrease risks and create the cash engines of the future.

Support

We encourage Shell to show leadership by enhancing its capability to innovate and make use of potential opportunities in a transforming energy landscape over the coming decades. We would welcome further alignment between the company's strategic positions vis-à-vis emerging energy technologies that stand to benefit from the energy transition. With its decades of experience and expertise as an innovator, its global reach, its financial capital, and its human capital, Shell is excellently positioned to make use of these developments by applying new technologies and setting up related business models. We encourage Shell to set targets that are inspirational for society, employees, and shareholders, allowing Shell to meet increasing demand for energy while reducing GHG emissions.

You have our support.

6 **SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT** NOTICE OF ANNUAL GENERAL MEETING 2017

DIRECTORS' RESPONSE

Your Directors consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 21 given its detrimental impact on the Company.

Your Directors consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against it.

Shell welcomes and strongly supports the Paris Agreement, and supports the aspiration of transitioning towards a net-zero emissions world by 2050. We will work together with governments and stakeholders towards meeting this aspiration and we commit to report on steps taken.

The transition is already underway and is being driven by many factors: emerging new technologies, economic growth, rising energy demand, local energy resources, national policies and efforts to address climate and environmental stresses. It will unfold over coming decades and will require concerted action by many, including Shell. It will feature both the evolution of established, and the development of new, components of the energy system. We see commercial opportunity through the transition and our strategy includes reducing our carbon intensity, over time. However, this resolution demonstrates fundamental misunderstanding of the necessary solutions to achieving the Paris goals. The resolution is unreasonable with regard to what the Company can be held accountable for and would be ineffective or even counterproductive for the following reasons:

1) The Company's business strategy is resilient to the envisaged implementation of the Paris Agreement, which is now progressing through the Nationally Determined Contributions. For example, the increased use of natural gas in place of coal has contributed to the emissions reductions being seen in the USA and the UK and the emissions plateau in China. Natural gas now makes up over half of the Shell portfolio. At this stage, however, industry is still facing significant uncertainties as to how government policy and consumer behaviour will ultimately shape the evolution of the energy system and which technologies and business models will prevail. We believe we are unique in having a broader set of business options under technical and commercial development than any other company in our sector. We are pursuing these options with conviction and commercial realism. We are convinced we have all the required flexibility to adapt and remain relevant and successful, no matter how the energy transition will play out. We believe that by tying our hands in the early stages of this evolution, this resolution would weaken the Company and limit our flexibility to adapt.

2) We are already willing and able players in the energy transition in ways that are uniquely suited to our skills, reach and ambition – all with the ultimate objective of maintaining a sustainable business model. We aim to reduce the greenhouse gas intensity of our own operations over time. From this year we are making part of our remuneration conditional on managing greenhouse gasses. We test the robustness of our future assets by adopting a project screening value for carbon, even where an actual carbon pricing mechanism does not yet exist. We pursue at scale the development of low carbon energy products like bio fuels, hydrogen and renewable power. We work with governments to produce effective transition plans and policies. And in the near term the greatest contribution Shell can make is to continue to grow the role of natural gas. Encouraging energy users to switch from coal to gas in industry and power generation, is one important way of achieving this; growing the market for gas in transport and matching renewables with gas are others[1]. These steps would also improve air quality, particularly in urban centres. We are pursuing at scale the development of new gas markets around the world. Putting limits on these business activities, which do indeed increase emissions by Shell and its customers but reduce emissions in the system overall, would be counterproductive.

3) To achieve a net-zero emissions world requires the widespread transformation of the energy system. At the same time the demand for energy will increase dramatically due to growth in population and improvement in living standards in the developing world. This dual challenge will require unprecedented collaboration across society and acceptance of far-reaching government policy and regulation to decarbonise our economies and our lifestyles. It demands collective action across the energy system. To impose targets on a single supplier in this complex system does not only fail to address the actual challenge (as it will not reduce system emissions overall because customers will simply turn to alternative suppliers); it would also undermine our ability to play an active role in the transition and would hinder long-term value creation for the Company and its shareholders.

Supporting statements:
As part of the Paris Agreement, governments set out national plans (NDCs) to drive economy-wide action. The emissions resulting from energy consumers using Shell products ("Scope 3 emissions") are for a large part covered by these NDCs. Putting into place emission reduction targets for Shell alone would most likely force the Company to cut production and sales of its products and put us at a competitive disadvantage. Unless overall consumption of hydrocarbons is reduced, unilaterally limiting their *supply* from a single company would merely result in another supplier filling the gap, achieving no reduction overall in CO_2 emissions. More importantly, such unilateral targets would not bring the goals of the Paris Agreement on climate change any closer.

The Paris Agreement acknowledges that emissions will continue and even grow in different parts of the world and the global economy. It does not stipulate that emissions will fall in all sectors or countries simultaneously, or that all actors will reduce their emissions[1]. What is important is that emissions fall overall. In the US for example, the remarkable growth of domestic gas production and its use in the power sector and industry was a key contributor to reducing CO_2 emissions by 12% over the decade to 2015, while growing the economy by 15% [A] in real terms. Far from helping us support the Paris goals through the growth of our strong natural gas businesses, this resolution to set limits to the emissions of our gas customers would derail this strategy.

(continued overleaf)

NOTICE OF ANNUAL GENERAL MEETING 2017 **DIRECTORS' RESPONSE** 7

Directors' response
Continued

We feel this resolution demonstrates a basic misunderstanding of the solutions necessary to meet the Paris goal. Shell supplies products in response to demand from consumers: drivers, home owners, small businesses, large industries, airlines and manufacturers, and many more. Constraining just one source of supply on which those consumers depend would not change demand. What's needed are comprehensive government policies that create the certainty required to accelerate the necessary investment in low-carbon technologies and drive the shift in demand from high to lower carbon forms of energy. The most effective way to do so is to introduce economy-wide carbon pricing mechanisms and effective end-use regulation to drive changes in consumer behaviour. Only governments can set these necessary frameworks and we invite anyone to partner with us to achieve these policy aims.

Shell is a leading company voice in the energy and climate debate and intends to continue being a vocal advocate for progress. That's why, for example, Shell is an active member of the Energy Transition Coalition in the Netherlands, contributing our energy system understanding to help national planning and to call for the economy-wide policies that can drive the necessary collective action by energy suppliers and consumers over coming decades. As we navigate this still uncertain post-Paris era we will continue to actively engage and listen to others in our aim to jointly develop workable solutions for society in the many countries in which we operate.

But we are not simply engaging in dialogue about these topics: we have been taking action for many years. Over the last decade we have put in place robust internal carbon management processes. We disclose assessments of our carbon risks and provide transparency on actions taken to reduce carbon risks. We invested billions of dollars in a range of low carbon technologies, including biofuels, carbon capture and storage, hydrogen and wind that will all be necessary to enable the transition. Moreover, we have recently set up a New Energies division, to better focus our efforts in the development of new technologies and business models and aim to make this a significant growth area for the future. As we work through the opportunities we aim to identify areas where Shell can operate – and create value for you our shareholders – at scale. Imposing absolute emission reduction targets, for our own assets or for the customers we serve, will not unlock more profitable investment in these new energies activities, and may well have the opposite effect.

Shell has a clear strategy, resilient in a 2°C world, which sets a clear and competitive path forward, participating alongside and in step with global efforts to create a low-carbon future. We will supply the goods, services and new technologies that will be needed throughout the transition. We know our longterm success in key countries depends on our ability to anticipate the types of energy that people will need in the future in a way that is both commercially competitive and environmentally sound. We will continue to invest in research and development; reducing and planning for further reduction of emissions from operations; continuously strengthening carbon management systems and reporting; searching for new business models to ensure we will remain resilient under a range of outlooks; lobbying for the right policies; and sharing our knowledge with decision makers and other participants in the energy system to support the transition to a low carbon future.

This resolution is not designed to mitigate risks and would remove our flexibility to adapt and grow through a period of change and uncertainty. It could prevent us from being a reliable technology and investment partner to governments as they attempt to meet their climate plans. It could disrupt the course of business or require imprudent use of Company resources and therefore harm the Company. It could weaken the position of financial strength from which to accelerate our own transition once the pathways and options are clearer, both technologically and commercially. Moreover, it would deny shareholders the dependable, competitive returns they look for as they seek to invest in the transition themselves.

[ii] To illustrate:

Supplying LNG to Pakistan, and based on that displacing liquid fuels used for power generation, increases Shell's Scope 3 emissions, but reduces the emissions from power generation with a net saving of an estimated 2 mt CO_2 equivalents per annum per 1mt of LNG sold. Supplying 60 kt LNG per annum as a power source for two cruise ships, replacing liquid fuels, increases Shell's Scope 3 emissions, but saves emissions of an estimated 48 kt CO_2 equivalents per annum.

[iii] To illustrate:

Basrah Gas Company, by gathering and processing gas otherwise flared by other producers, increases Shell's Scope 1 and Scope 3 emissions, but reduces Scope 1 emissions from gas flaring by other producers by up to an estimated 10 mt CO_2 equivalents per annum.

[A] https://www.eia.gov/todayinenergy/detail.php?id=26152

8 **DIRECTORS' RESPONSE** NOTICE OF ANNUAL GENERAL MEETING 2017

EXPLANATORY NOTES ON RESOLUTIONS

NOTE TO RESOLUTION 1

Annual Report and Accounts

The Board of Directors will present the Company’s annual

accounts for the financial year ended December 31, 2016,

together with the Directors’ report and the Auditor’s report on those accounts.

NOTE TO RESOLUTIONS 2 AND 3

Consideration and approval of the Directors’ Remuneration Policy and Directors’ Remuneration Report

The current Directors’ Remuneration Policy was approved at the 2014 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the policy for a period of three years. It is now necessary to seek shareholder approval for the Directors’ Remuneration Policy for a further period of three years and Resolution 2, which is a binding vote, seeks such approval. The Board considers that the policy is appropriate to the Company’s circumstances and should receive shareholder support.

Resolution 3 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2016, excluding the Directors’ Remuneration Policy. Both are ordinary resolutions.

NOTES TO RESOLUTIONS 4 AND 5

Appointment of Directors

The Board has proposed the appointment of Catherine

Hughes and Roberto Setubal as Directors of the Company

with effect from June 1, 2017 and October 1, 2017,

respectively. Their biographical details are given on page 11.

NOTES TO RESOLUTIONS 6 TO 15

Retirement and reappointment of Directors

In line with the UK Corporate Governance Code, all

Directors will retire at the AGM and seek reappointment by

shareholders, except for Simon Henry who stands down as

a Director of the Company on March 9, 2017 and Patricia

Woertz who stands down as a Director of the Company

at the close of business of the AGM. The biographical

details of those Directors seeking reappointment are given

on pages 12 to 14.

Pursuant to the UK Corporate Governance Code, all Non- executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for

Board meetings and other duties.

The Board recommends that you support the reappointment of each of the retiring Directors standing for reappointment at the AGM.

NOTES TO RESOLUTIONS 16 AND 17

Reappointment of Auditor and determination of

Auditor’s remuneration

The Company is required to appoint an Auditor for each

financial year of the Company, to hold office until the

conclusion of the next general meeting at which accounts

are laid before the Company. Resolution 16 proposes

the reappointment of Ernst & Young LLP as the Company’s

Auditor and Resolution 17 seeks authority for the Audit

Committee of the Board to determine their remuneration.

NOTE TO RESOLUTION 18

Authority to allot shares

This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate

nominal amount equal to € 190 million (representing

2,714,285,714 ordinary shares of € 0.07 each). This

amount represents approximately one-third of the issued

ordinary share capital of the Company as at March 8,

2017, the latest practicable date prior to publication of this

Notice. The Company does not hold any shares in treasury

as at the date of this Notice.

This authority complies with the guidelines issued by institutional investors.

The Directors’ authority under this resolution will expire at the earlier of the close of business on August 23, 2018, and the end of the AGM of the Company to be held in

2018. The Directors have no present intention to exercise the authority sought under this resolution.

NOTE TO RESOLUTION 19

Disapplication of pre-emption rights

This resolution will be proposed as a special resolution,

which requires at least three-quarters of the votes cast to

be in favour. It would give the Directors the authority to

allot ordinary shares (or sell any ordinary shares which the

Company elects to hold in treasury) for cash without first

offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of € 28 million (representing 400 million ordinary shares of € 0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5%

of the issued ordinary share capital of the Company as at March 8, 2017, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders.

The authority will expire at the earlier of the close of business on August 23, 2018, and the end of the AGM of the Company to be held in 2018. The Directors have no immediate plans to make use of this authority.

NOTICE OF ANNUAL GENERAL MEETING 2017 EXPLANATORY NOTES 9

Explanatory notes on resolutions Continued

NOTE TO RESOLUTION 20

Renewal of authority to make market purchases of ordinary shares

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company.

The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company did not purchase any ordinary shares in the period from the last AGM to March 8, 2017, under the existing authority.

Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury.

The minimum price, exclusive of expenses, which may be paid for an ordinary share is € 0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.

The authority will expire at the earlier of the close of business on August 23, 2018, and the end of the AGM of the Company to be held in 2018.

NOTE TO RESOLUTION 21

Shareholder Resolution

Resolution 21 is a special resolution and has been

requisitioned by a group of shareholders. It should be read

together with their statement in support of their proposed

resolution as it provides more detail on the breadth of

actions such resolution would require of the Company.

The shareholder resolution and supporting statement is

given on page 6 and the Directors’ response is given

on pages 7 and 8.

Your Directors consider that Resolutions 1 to 20 are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of Resolutions

1 to 20. However, they consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution

21 given its detrimental impact on the Company.

LNG plant operator at Curtis Island, Australia.

10 EXPLANATORY NOTES NOTICE OF ANNUAL GENERAL MEETING 2017

DIRECTORS’ BIOGRAPHIES

Resolution 4

CATHERINE J. HUGHES

Non-executive Director [A]

Born September 13, 1962. Catherine Hughes is a

Canadian and French dual national and has more than

30 years of experience in the oil and gas industry.

She served as Executive Vice President International at

Nexen Inc. from January 2012 until her retirement in April

2013, where she was responsible for all oil and gas

activities including exploration, production, development

and project activities outside of Canada. She originally

joined Nexen in 2009 where she served as Vice President,

Operational Services, Technology and Human Resources.

Prior to joining Nexen Inc. she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President,

Exploration & Production Services from 2005 to 2007.

Ms Hughes started her career with Schlumberger in1986 and held key positions in various countries including Italy, Nigeria, UK, US and France and was President of Schlumberger Canada Limited for five years based in Calgary.

She served as a Non-executive Director of Statoil from

2013 to 2015, and currently is a Non-executive Director

of Precision Drilling Corp. and SNC-Lavalin Group Inc.

Ms Hughes graduated with a degree in Electrical Engineering from INSA (Institut National des Sciences Appliquees) Lyon, France. She is a Professional Engineer,

as designated by the Association of Professional Engineers and Geoscientists of Alberta. She is a member of the National Association of Corporate Directors and a member of the Institute of Corporate Directors.

[A] Subject to appointment at the AGM.

Resolution 5

ROBERTO EGYDIO SETUBAL

Non-executive Director [A]

Born October 13, 1954. Roberto Setubal is a Brazilian national and is Chief Executive Officer and Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. in Sao Paulo, Brazil. In April 2017, he will retire as Chief Executive Officer and act as Co-Chairman of the Board of Directors.

Following a brief period with Citibank in New York, he joined Itaú in 1984 where he held a variety of senior roles in individual banking, consumer credit operations and retail banking before being appointed Chief Executive Officer in

1994. Following the merger of Banco Itaú and Unibanco in 2008, he was appointed to his current position of President & Chief Executive Officer of Itaú Unibanco S.A.

Currently, he is President of the Advisory Council of the

Brazilian Federation of Bank Associations, a member of

the board of the International Monetary Conference (IMC),

a member of the board of the Institute of International

Finance (IIF), a member of the International Advisory

Committee of the New York Stock Exchange, a member

of the Economic and Social Development Council of the

Presidency of Brazil and a member of the International

Business Committee of the World Economic Forum. He

also serves as President of the Fundação Itaú Social and

as a member of the Instituto Itaú Cultural. Previously, he

has served as a Non-executive Director of Petrobras S.A,

as President of the IMC and as Vice-Chairman of the IIF.

Mr Setubal graduated with a degree in Production Engineering from the University of São Paulo, Brazil and a Master’s degree in Science Engineering from Stanford University in the United States.

[A] Subject to appointment at the AGM.

NOTICE OF ANNUAL GENERAL MEETING 2017 DIRECTORS’ BIOGRAPHIES 11

Directors’ biographies

Continued

BOARD COMMITTEE MEMBERSHIP [A] [B]

Audit Committee
Corporate and Social
Responsibility Committee
Nomination and Succession
Committee
Remuneration Committee
Chair	C
Member	M

[A] On March 8, 2017, the Board approved a number of changes to the membership of the Board Committees. The memberships shown are in accordance with the new appointments.

[B] Sir Nigel Sheinwald is appointed a member of the Remuneration Committee with effect from May 24, 2017.

Resolution 6

BEN VAN BEURDEN

Chief Executive Officer

Born April 23, 1958. A Dutch national, appointed Chief

Executive Officer of the Company with effect from January

2014.

He was Downstream Director from January to September

2013. Before that, he was Executive Vice President

Chemicals from 2006 to 2012. In this period, he also

served on the boards of a number of leading industry

associations, including the International Council of

Chemicals Associations and the European Chemical

Industry Council. Prior to this, he held a number of

operational and commercial roles in both Upstream and

Downstream, including Vice President Manufacturing

Excellence. He joined Shell in 1983, after graduating

with a Master’s Degree in Chemical Engineering from

Delft University of Technology, the Netherlands.

Resolution 7

GUY ELLIOTT M M

Non-executive Director

Born December 26, 1955. A British national, appointed

a Non-executive Director of the Company with effect from

September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director until he retired at the end of

2013 [A]. From 2007 to 2010, he was a Non-executive

Director of Cadbury plc, serving as Chairman of its

Audit Committee from 2008 to 2009 and as Senior

Independent Director from 2008 to 2010, and from

July 2013 to 2016 he was a Non-executive Director of

SABMiller plc, serving as Deputy Chairman and Senior

Independent Director from December 2013 to 2016.

He is a member of the UK Takeover Panel and Chairman of the Code Committee of the Panel.

[A] On December 1, 2016, Rio Tinto plc confirmed its cooperation in a US SEC investigation relating to an impairment taken in 2012.

Resolution 8

EULEEN GOH C

Non-executive Director

Born April 20, 1955. A Singaporean national, appointed a Non-executive Director of the Company with effect from September 2014.

She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously Non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

She is Chairman of SATS Limited, a Non-executive Director of CapitaLand Limited, DBS Bank Limited and DBS Group Holdings Limited and a Trustee of the Singapore Institute

of International Affairs Endowment Fund and the Temasek Trust. She is also a Non-executive Director of Singapore Health Services Pte Limited, a not-for-profit organisation.

Resolution 9

CHARLES O. HOLLIDAY C

Chair

Born March 9, 1948. A US national, appointed Chair of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry – American Section, the World Business Council for Sustainable Development

and as a Director of Deere & Company. He is a founding member of the International Business Council.

He is a Director of HCA Holdings, Inc.

12 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2017

Resolution 10

GERARD KLEISTERLEE M C

Non-executive Director

Born September 28, 1946. A Dutch national, appointed

a Non-executive Director of the Company with effect from

November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of

Dell Inc., from 2009 to 2014, he was a member of the

Supervisory Board of Daimler AG and, from 2014 to

2016, he was a Non-executive Director of IBEX Global

Solutions plc.

He is Chairman of Vodafone Group plc and Chairman of the Supervisory Board of ASML Holding N.V.

Resolution 11

SIR NIGEL SHEINWALD

GCMG M M

Non-executive Director

Born June 26, 1953. A British national, appointed a Non- executive Director of the Company with effect from July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister

and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London.

He is a Non-executive Director of Invesco Limited and Raytheon UK, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London.

Resolution 12

LINDA G. STUNTZ M M

Non-executive Director

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She was a member of the US Secretary of Energy Advisory Board from 2015 to January

2017, she chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From

1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a Director of Edison International.

Resolution 13

JESSICA UHL

Chief Financial Officer [A]

Born January 29, 1968. A US national, appointed Chief

Financial Officer of the Company with effect from March 9, 2017.

She was Executive Vice President Finance for the Integrated

Gas business from January 2016 to March 2017.

Previously, she was Executive Vice President Finance for

Upstream Americas from 2014 to 2015, Vice President

Finance for Upstream Americas Unconventionals from

2013 to 2014, Vice President Controller for Upstream and

Projects & Technology from 2010 to 2012, Vice President

Finance for the global Lubricants business from 2009 to

2010, and Head of External Reporting from 2007 to

2009. She joined Shell in 2004 in finance and business

development, supporting the Renewables business.

Prior to joining Shell, she worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA from 1990 to 1996. She obtained an MBA at INSEAD in 1997.

[A] As announced on December 15, 2016, Jessica Uhl succeeds

Simon Henry as Chief Financial Officer with effect from March 9, 2017.

NOTICE OF ANNUAL GENERAL MEETING 2017 DIRECTORS’ BIOGRAPHIES 13

Directors’ biographies

Continued

BOARD COMMITTEE MEMBERSHIP [A]

Audit Committee
Corporate and Social
Responsibility Committee
Nomination and Succession
Committee
Remuneration Committee
Chair	C
Member	M

[A] On March 8, 2017, the Board approved a number of changes to the membership of the Board Committees. The memberships shown are in accordance with the new appointments.

Resolution 14

HANS WIJERS C M

Deputy Chairman and Senior

Independent Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of AkzoNobel N.V. from 2003 to 2012, having become a Board member in 2002.

From 1999 to 2002, he was Senior Partner at The Boston

Consulting Group. He was Minister of Economic Affairs

of the Netherlands from 1994 to 1998, and was

previously Managing Partner of The Boston Consulting

Group. He obtained a PhD in economics from Erasmus

University Rotterdam while teaching there. From 2012

to 2016 he was Chairman of the Supervisory Board

of AFC Ajax N.V. and from 2013 to 2016 he was

a Non-executive Director of GlaxoSmithKline plc.

He is Chairman of the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V. and a trustee of various charities.

Resolution 15

GERRIT ZALM M M

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a

Non-executive Director of the Company with effect from

January 2013.

He was an adviser to PricewaterhouseCoopers during

2007, Chairman of the trustees of the International

Accounting Standards Board from 2007 to 2010, an

adviser to Permira from 2007 to 2008, Chief Economist

from July 2007 to January 2008, and Chief Financial

Officer from January 2008 to December 2008 of DSB

Bank, and Chairman of the Managing Board of ABN

AMRO Bank N.V. from 2010 to 2016. He was Minister

of Finance of the Netherlands twice, from 1994 to 2002

and from 2003 to 2007. In between, he was Chairman

of the parliamentary party of the VVD. Prior to 1994,

he was head of the Netherlands Bureau for Economic

Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and

the Ministry of Economic Affairs. He studied General

Economics at Vrije Universiteit Amsterdam and received

an Honorary Doctorate in Economics from that university.

14 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2017

SHAREHOLDER NOTES

THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING:

1.

Attendance and appointment of a proxy

2.

Corporate representatives

3.

AGM webcast

4.

Electronic proxy appointment

5.

CREST electronic proxy appointment

6.

Audit concerns

7.

Shareholders’ right to ask questions

8.

Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006

9.

Electronic publication

10.

Electronic addresses

11.

Shares and voting rights

12.

Documents available for inspection

1. ATTENDANCE AND APPOINTMENT OF A PROXY

If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

directly as registered shares in certificated or uncertificated form in a shareholder’s own name;

through the Royal Dutch Shell Corporate Nominee;

indirectly through Euroclear Nederland (via banks or brokers); or

as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (The Bank of New York Mellon).

Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.

Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time) on Friday May 19, 2017. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned AGM.

A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder.

A proxy need not also be a shareholder. Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM.

If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.

If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.

If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear.

If shareholders who hold their shares through Euroclear wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases the validity of the instruction will be conditional upon ownership of the shares at no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

NOTICE OF ANNUAL GENERAL MEETING 2017 SHAREHOLDER NOTES 15

Shareholder notes

Continued

Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outsid the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore

be asked to identify themselves at the AGM using a valid

passport, identity card or driving licence.

2. CORPORATE REPRESENTATIVES

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3. AGM WEBCAST

If you are unable to come to the AGM you can watch via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell.com/agm/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely.

The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. We have also arranged for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the

European Economic Area.

4. ELECTRONIC PROXY APPOINTMENT Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

This method of registering proxies is an alternative to

the traditional hard copy appointment of proxies, which

will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be

disadvantaged.

This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder.

No special software is required in addition to internet access.

To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2017 AGM and contain special security aspects to prevent fraudulent replication.

In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.

An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.

The final time for receipt of proxies is 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

5. CREST ELECTRONIC PROXY APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK

& Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear. com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

16 SHAREHOLDER NOTES NOTICE OF ANNUAL GENERAL MEETING 2017

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take

(or, if the CREST member is a CREST personal member

or sponsored member or has appointed a voting service

provider(s), to procure that his CREST sponsor or voting

service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the

CREST system by any particular time. In this regard, CREST

members and, where applicable, their CREST sponsors

or voting service providers, are referred in particular to

those sections of the CREST Manual concerning practical

limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy

Instruction in the circumstances set out in Regulation 35(5)(a)

of the Uncertificated Securities Regulations 2001.

6. AUDIT CONCERNS

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts

(including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS

Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 18.

8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006

Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company:

(i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/ or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 10, 2017, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9. ELECTRONIC PUBLICATION

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/agm.

10. ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2017 AGM or the contents of this Notice other than for expressly stated purposes.

11. SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at March 8, 2017, is 8,174,390,544 shares (being 4,428,903,813 A shares and 3,745,486,731 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM:

a copy of each Executive Director’s contract of service;

and

a copy of each Non-executive Director’s letter of appointment.

NOTICE OF ANNUAL GENERAL MEETING 2017 SHAREHOLDER NOTES 17

ATTENDANCE ARRANGEMENTS

LOCATION, DATE AND TIME

The AGM will be held at Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 23, 2017 at 10:00 (Dutch time). Registration is open from 08:30 (Dutch time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to come to the AGM in person, have their votes taken into account. Poll cards will be distributed at the AGM for the purposes of voting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a light lunch will be available afterwards.

HOW TO GET THERE

The nearest tram stop (called "Circustheater") is opposite the venue. If travelling from either Den Haag Hollands Spoor (HS) or The Hague Centraal (CS) train stations, take tram 9.

AIRPORT CONNECTIONS

Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl/en/) is the nearest international airport to The Hague, however, many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

PARKING

The car park is located at Nieuwe Parklaan.

TRAFFIC DISRUPTION

Shareholders may wish to note that there is major maintenance work being carried out on the main route Raamweg/Koningskade. This may cause significant traffic disruption and delay to your journey. For more information visit www.raamwegdenhaag.nl.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the AGM. The use of electrical equipment and cameras will not be permitted during the AGM.


ZWOLSESTRAAT
STRANDWEG
SEA LIFE SCHEVENINGEN
HOLLAND CASINO SCHEVENINGEN
HARSTENHOEKWEG
GENTSESTRAAT
BOSSCHESTRAAT
P
CIRCUSTHEATER
MAIN ENTRANCE
BADHUISWEG
STEVINSTRAAT
GEVERS DEYNOOTWEG
NIEUWE PARKLAAN
DIRK HOOGENRAADSTRAAT
D'AUMERIESTRAAT
MESSSTRAAT

18 **ATTENDANCE ARRANGEMENTS** NOTICE OF ANNUAL GENERAL MEETING 2017

SHAREHOLDER PRESENTATION, LONDON

Dear Shareholder,

I would like to invite you to a presentation which will be

held in London on Thursday May 25, 2017 (two days after

the Company’s Annual General Meeting). I will chair the

presentation, and will be joined by Ben van Beurden, Chief

Executive Officer, Jessica Uhl, Chief Financial Officer and

Linda Szymanski, Company Secretary.

While all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and have the opportunity to ask questions in person.

Yours faithfully,

Chad Holliday

Chair

Royal Dutch Shell plc

This presentation is not part of the 2017 Annual General

Meeting (“AGM”) of Royal Dutch Shell plc.

LOCATION, DATE AND TIME

The presentation will be held at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom on Thursday May 25, 2017 at 11:00 (UK

time). It is scheduled to last for approximately two hours. Registration is open from 09:30 (UK time).

ADMISSION

If you wish to attend the presentation, please take your Shareholder Presentation Admittance Card with you which is attached to your AGM Proxy Form or Voting Instruction Form. If you do not have an AGM Proxy Form or Voting Instruction Form, please contact the Company’s Registrar, Equiniti on 0800 169 1679 (UK)

L I T

T L E

TCNAS

U

A

R Y

or +44 (0)121 415 7073.

REGISTRAR

The Company’s Registrar, Equiniti, will be present to answer any questions or deal with any share registration matters.

REFRESHMENTS

Tea and coffee will be served before the presentation and a sandwich lunch will be available afterwards.

HOW TO GET THERE

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James’s Park (District and Circle lines) Underground stations.

PARKING

There is a car park located in Medway Street just a few minutes from the venue.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system at the meeting

for those with hearing difficulties. Persons in wheelchairs

should contact a member of staff on arrival. Anyone

accompanying a person in need of assistance will be

admitted to the presentation.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the presentation. The use of electrical equipment and cameras will not be permitted during the presentation.

NOTICE OF ANNUAL GENERAL MEETING 2017 SHAREHOLDER NOTES 17

All our reports are available at http://reports.shell.com	Download our apps at www.shell.com/mobile_and_apps	Check our latest news
@Shell
Comprehensive financial information on our activities throughout 2016	Company news	Follow @Shell on Twitter
Detailed operational information including maps	Service-station locations	www.facebook.com/shell
Report on our progress in contributing to sustainable development

Proxy Form

1 Appointment of proxy

Please strike out “the Chair of the AGM” if you wish to appoint another person, writing his or her name in the space provided.

2 Rights of proxy

If you appoint a proxy, he or she may attend the meeting, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy may vote (or abstain from voting) as he or she thinks fit on that resolution and may vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting.

3 Voting entitlement

This Proxy Form represents all A shares and B shares in the Company which are registered in your name at the same address.

If you leave the box next to the proxy holder’s name blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address.

4 Partial voting

If you wish to appoint a proxy and the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address.

5 Appointment of more than one proxy

To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in the pre-paid envelope provided.

6 Validity

The Proxy Form(s) must be signed and dated by the appointer or appointer’s attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than the deadline referred to overleaf. Where the appointer is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised. If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received.

7 Joint shareholders

In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. Further information is given in the Notice of Annual General Meeting.

8 Record date

Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 19:30 (Dutch time), 18:30 (UK time) on Friday May 19, 2017 or, if the meeting is adjourned, 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned meeting.

9 Vote withheld

The “vote withheld” option is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “for” and “against” a resolution.

10 Enquiries

If you have any questions about how to complete this Proxy Form, please telephone our Registrar, Equiniti, on 0800 169 1679 or +44 (0)121 415 7073.

Lines are open 09:30-18:30 (Dutch time),

08:30-17:30 (UK time), Monday to Friday.

Royal Dutch Shell plc

Annual General Meeting — Admittance Card

The Annual General Meeting (“AGM”) of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 23, 2017. If you wish to attend the AGM, please bring this Admittance Card and keep it with you throughout the meeting.

Appointment of a proxy

You can appoint a proxy to attend, speak and vote on your behalf. If you wish to appoint a proxy, please complete the attached Proxy Form and return it in the enclosed envelope to be received no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017. You can also vote or appoint a proxy online (see overleaf for more information).

Webcast

If you are unable to come to the AGM, you can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the meeting. Further information about the webcast arrangements can be found in the Notice of Annual General Meeting.

(See notes overleaf)

Shareholder Presentation, London — Admittance Card

A presentation will be held by Charles O. Holliday, Chair, Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom at 11:00 (UK time) on Thursday May 25, 2017

(two days after the Annual General Meeting (“AGM”)). If you wish to attend the presentation, please bring this Admittance Card and keep it with you throughout the presentation.

While all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask the Chair, Chief

Executive Officer, Chief Financial Officer or Company Secretary questions in person.

This presentation is not part of the 2017 AGM of Royal Dutch Shell plc.

(See notes overleaf)

Annual General Meeting

1 Voting arrangements

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

2 Voting or appointing a proxy online

You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk.

You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017.

3 CREST electronic proxy appointment service

If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST.

4 Security

There will be a security check in the reception area at the venue, and a bag search will be undertaken for those persons wishing to take bags into the AGM. The use of electrical equipment and cameras will not be permitted during the AGM.

5 Further information

Further information about the AGM is given in the Notice of Annual General Meeting.

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Shareholder Presentation, London

1 Venue

Central Hall Westminster, Storey’s Gate,

Westminster, London, SW1H 9NH,

United Kingdom.

2 Time and date

The presentation will be held on Thursday May 25, 2017 at 11:00 (UK time). It is scheduled to last for approximately 2 hours.

Registration is open from 09:30 (UK time).

3 Refreshments

Tea and coffee will be served before the presentation and a sandwich lunch will be available afterwards.

4 How to get there

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines)

and St James’s Park (District and Circle lines) Underground stations.

5 Shareholders with special needs

There will be an induction loop system at the meeting for those with hearing difficulties.

Persons in wheelchairs should contact a member of staff on arrival.

6 Security

There will be a security check in the reception area at the venue, and a bag search will be undertaken for those persons wishing to take bags into the presentation.

The use of electrical equipment and cameras will not be permitted during the presentation.

7 Further information

Further information is given in the Notice of Annual General Meeting.

Royal Dutch Shell plc

Proxy Form

Voting ID

Task ID

Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting (“AGM”). If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form in the enclosed pre-paid envelope to be received no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 19, 2017. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chair of the AGM or the person named in the box below (see Notes 1 and 2 overleaf) as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Royal Dutch Shell plc (the “Company”) to be held on Tuesday May 23, 2017, and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form.

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 5 overleaf).

See Note 4 overleaf

Date

Signed

Please mark with an ☒ in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

1 Receipt of Annual Report & Accounts ☐☐☐

2 Approval of Directors’ Remuneration Policy☐☐☐

3 Approval of Directors’ Remuneration Report☐☐☐

4 Appointment of Catherine Hughes as a Director of the Company☐☐☐

5 Appointment of Roberto Setubal as a Director of the Company☐☐☐

Reappointment of the following as a Director of the Company:

6 Ben van Beurden☐☐☐

7 Guy Elliott☐☐☐

8 Euleen Goh☐☐☐

9 Charles O. Holliday☐☐☐

For Against Withheld

10 Gerard Kleisterlee☐☐☐

11 Sir Nigel Sheinwald☐☐☐

12 Linda G. Stuntz☐☐☐

13 Jessica Uhl☐☐☐

14 Hans Wijers☐☐☐

15 Gerrit Zalm☐☐☐

16 Reappointment of Auditor☐☐☐

17 Remuneration of Auditor☐☐☐

18 Authority to allot shares☐☐☐

19 Disapplication of pre-emption rights☐☐☐

20 Authority to purchase own shares☐☐☐

Shareholder resolution

21 Shareholder resolution☐☐☐

For Against Withheld

0001-341-S

(See notes overleaf)

Annual General Meeting of ROYAL DUTCH SHELL PLC

Date: May 23, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

The Board of Directors recommend that you vote in FAVOR of Resolutions 1 to 20 and you vote AGAINST Resolution 21.

	For	Against	Withhold
1 Receipt of Annual Report & Accounts	☐	☐	☐
2 Approval of Directors' Remuneration Policy	☐	☐	☐
3 Approval of Directors' Remuneration Report	☐	☐	☐
4 Appointment of Catherine Hughes as a Director of the Company	☐	☐	☐
5 Appointment of Roberto Setubal as a Director of the Company	☐	☐	☐
Reappointment of the following as a Director of the Company:			
6 Ben van Beurden	☐	☐	☐
7 Guy Elliott	☐	☐	☐
8 Euleen Goh	☐	☐	☐
9 Charles O. Holliday	☐	☐	☐
10 Gerard Kleisterlee	☐	☐	☐
11 Sir Nigel Sheinwald	☐	☐	☐
12 Linda G. Stuntz	☐	☐	☐
13 Jessica Uhl	☐	☐	☐
14 Hans Wijers	☐	☐	☐
15 Gerrit Zalm	☐	☐	☐
16 Reappointment of Auditor	☐	☐	☐
17 Remuneration of Auditor	☐	☐	☐
18 Authority to allot shares	☐	☐	☐
19 Disapplication of pre-emption rights	☐	☐	☐
20 Authority to purchase own shares	☐	☐	☐
Shareholder resolution			
21 Shareholder resolution	☐	☐	☐

Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side. ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________________ Please Date Above ________________

Please Sign Here ________________ Please Date Above ________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Royal Dutch Shell plc (A & B Shares) to be held on May 23, 2017 for Holders as of April 13, 2017

INTERNET

Go To
www.proxypush.com/rds
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-307-0768
- Use any touch-tone telephone.
- Have your Voting Instruction Form ready.
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time May 15, 2017.

PROXY TABULATOR FOR
ROYAL DUTCH SHELL PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2017 Mediant Communications Inc. All Rights Reserved

PLC

The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286

The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 13, 2017 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 23, 2017 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein.

In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this

Voting Instruction Card must be received by the Depositary prior to the close of business on May 15, 2017.

If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 15, 2017.

These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADSs will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued and to be marked, dated and signed, on the other side)

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC

The Bank of New York Mellon (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on May 23, 2017 at 10:00 a.m. (Dutch time).

This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 13, 2017, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities.

If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs, please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 15, 2017.

The Bank of New York Mellon, as Depositary

PROXY TABULATOR FOR ROYAL DUTCH SHELL PLC

P.O. Box 8016

CARY, NC 27512-9903

To: Holders of American Depositary Shares (“ADSs”) of Royal Dutch Shell plc

Dear ADS Holder:

The Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 23, 2017.

The following shareholder documents are now available on the Company’s website to view or download:

Annual Report and Form 20-F for the year ended December 31, 2016

www.shell.com/annualreport

Notice of the 2017 Annual General Meeting

www.shell.com/agm

If you do not have access to the internet and would like to obtain a hard copy of the Annual Report and Form 20-F for the year ended December 31, 2016 (the “Annual Report”) or the Notice of the 2017 Annual General Meeting, please call 1-800-555-2470 if calling from the USA (toll free), or if calling from outside the USA please call 1-267-468-0786. You may order the Annual Report online at www.shell.com/annualreport, or write to:

Proxy Services Corporation

2180 5th Avenue, Suite 4

Ronkonkoma, NY 11779

The Bank of New York Mellon as Depositary

April 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: April 21, 2017